EXHIBIT 11

CURAGEN CORPORATION
COMPUTATION OF NET LOSS PER SHARE
ATTRIBUTABLE TO COMMON STOCKHOLDERS
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,

	1999	1998	1999	1998

Net loss	$(5,147,393)	$(4,511,685)	$(18,279,463)	$(10,178,215)
Preferred dividends	--	--	--	(508,435)

Net loss attributable to common stockholders	$(5,147,393)	$(4,511,685)	$(18,279,463)	$(10,686,650)

Basic and diluted net loss per share attributable to
common stockholders	$ (0.37)	$ (0.34)	$ (1.34)	$ (0.90)

Weighted average number of shares used in computing
basic and diluted net loss per share attributable to
common stockholders	13,998,362	13,203,058	13,614,835	11,831,393